TERRITORY OF THE BRITISH VIRGIN ISLANDS
BVI BUSINESS COMPANIES ACT, 2004

D45E8C88F1

CERTIFICATE OF CHANGE OF NAME
(Section 21)

The REGISTRAR OF CORPORATE AFFAIRS of the British Virgin Islands HEREBY CERTIFIES that, pursuant to the BVI Business Companies Act, 2004, all the requirements of the Act in respect of a change of name having been complied with

China Internet Nationwide Financial Services Inc.

BVI COMPANY NUMBER **1891111**

which was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on the 28th day of September, 2015 has changed its name to

Hudson Capital Inc.

this 23rd day of April, 2020.

for **REGISTRAR OF CORPORATE AFFAIRS**
23rd day of April, 2020